

Mail Stop 7010

April 13, 2009

via U.S. mail and facsimile

Jean Bernhard Buttner, CEO
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

>   **RE: Value Line, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2008**
>   **Filed July 17, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended July 31, 2008,**
>   **October 31, 2008 and January 31, 2009**
>
>   **File No. 0-11306**

Dear Ms. Buttner:

     We have reviewed your response letter dated April 3, 2009, and have the following additional comments. Where indicated, we think you should either amend your documents or revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comments 12 and 21 from our letter dated March 13, 2009 that you intend to file amendments to your reports to include the requested revisions. Please ensure that your proposed revisions in response to comments 11, 13, 14, 15, 16 and 17 from our letter dated March 13, 2009 are also reflected in the amendments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Results of Operations, page 17

2. We note that you have not provided a response to comment 2 in our letter dated
March 13, 2009. As such, we re-issue the comment. Please ensure your next
response letter addresses all of the comments in one complete letter.

In future filings, please provide investors with a better understanding of the portion of
your print publication revenues and electronic publication revenues that are generated
from the retention of subscribers versus the portion of revenues that were generated
from new subscribers for each period presented. Providing information regarding the
retention rate for your print publication revenues and electronic publication revenues,
respectively, would provide investors with a better understanding of your ability to
retain current revenues. Please also provide an explanation of any material increases
or decreases in your retention rate. Refer to Item 303(A)(3) of Regulation S-K and
Section 501.12.b.1 of the Financial Reporting Codification for guidance.

3. We note that you have not provided a response to comment 3 in our letter dated
March 13, 2009. As such, we re-issue the comment. Please ensure your next
response letter addresses all of the comments in one complete letter.

In future filings, please disclose the number of licensing agreements in place for each
period presented along with a discussion of new and discontinued agreements during
each period. If a material licensing agreement is discontinued subsequent to the end
of the most recent reporting period, please disclose as such. Refer to Item 303(A)(3)
of Regulation S-K and Sections 501.12.b.1 and 501.12.b.3 of the Financial Reporting
Codification for guidance.

4. We note that you have not provided a response to comment 5 in our letter dated
March 13, 2009. As such, we re-issue the comment. Please ensure your next
response letter addresses all of the comments in one complete letter.

We note that you have listed the components of AUM by asset type. Please also
provide a breakdown of AUM by sectors (such as real estate, banking, consumer
products, etc.). A discussion and analysis of the changes in AUM by sector may aid in
explaining the performance of your funds to investors. Please provide us with the
disclosures you intend to include in future filings.

Liquidity and Capital Resources, page 21

5. We note that you have not provided a response to comment 10 in our letter dated
    March 13, 2009. As such, we re-issue the comment. Please ensure your next
    response letter addresses all of the comments in one complete letter.

    We note that you are seeking to settle the SEC matter you could be required to pay
    disgorgement or penalties. We further note that any settlement is likely to be
    material. As such, please disclose in future filing how you intend to fund this
    potentially material payment.

Critical Accounting Estimates and Policies, page 21

6. We note the disclosure you intend to include in future filings in response to comment
    22 in our letter dated March 13, 2009. Specifically, you state that other observable
    inputs used to estimate the fair value of your investments including broker/dealer
    quotations and prices from third party pricing services and third party custodians. We
    note that as of January 31, 2009, the investments valued using these fair value
    methods represented 49.6% of your total assets. As such, it is unclear why you have
    not included a discussion within MD&A to provide investors with an explanation as
    to the extent to which, and how, the broker/dealer quotations is obtained and used in
    developing the fair value measurements of your level 2 investments. Such disclosure
    may include the following:
    *   The number of quotes or prices you generally obtained per instrument, and if you
        obtained multiple quotes or prices, how you determined the ultimate value you
        used in your financial statements;
    *   Whether, and if so, how and why, you adjusted quotes or prices you obtained
        from brokers or pricing services;
    *   The extent to which the brokers or pricing services are gathering observable
        market information as opposed to using unobservable inputs and/or proprietary
        models in making valuation judgments and determinations;
    *   Whether the broker quotes are binding or non-binding; and
    *   The specific procedures you performed to validate the prices you obtained to
        ensure the fair value determination is consistent with SFAS 157 and to ensure that
        you properly classified your assets and liabilities in the fair value hierarchy.

    Further, for the fair values obtained from third party pricing services and third party
    custodians, you should provide investors with a detailed description of the
    methodologies used to estimate the fair value of the securities, the material
    assumptions used in the fair value methodologies, and a sensitivity analysis of the
    assumptions used by disclosing the change in fair value had the third party used other
    reasonably likely assumptions.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Item 13. Certain Relationships and Related Transactions…, page 31

7. We note that you have not provided a response to comment 14 in our letter dated March 13, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

    Please provide the information required by Item 404(b) of Regulation S-K.

Note 1 – Organization and Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

8. We note that you have not provided a response to comment 19 in our letter dated March 13, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

    In future filings, please disclose the significant terms of your investment advisory agreements and management agreements such as the periods of these agreements and annual investment advisory fees earned either here or within MD&A.

Note 14 – Contingencies, page 49

9. We note that you have not provided a response to comment 20 in our letter dated March 13, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

    We note your disclosure regarding the investigation by the SEC. Specifically, we note your statement, "[m]anagement cannot determine the effect that the investigation will have on the Company's financial statements although it believes that any settlement is likely to be material." The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. Refer to paragraph 8 of SFAS 5. If the amount of the accrual you have recognized for these loss contingencies is material, please disclose the amount. Refer to paragraph 9 of SFAS 5. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. The disclosure of a reasonably possible loss should include the amount or range. If you are unable to estimate an amount or range of reasonably possible loss, please disclose this and provide an explanation as to why. Refer to paragraphs 9 and 10 of SFAS 5 for guidance. Please provide us with the disclosure you intend to include in future filings.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Andrew Schoeffler at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief